

Suite 3400 – 666 Burrard St.
Vancouver, BC V6C 2X8
Tel: (604) 696-3000
Fax: (604) 696-3001

Toronto Stock Exchange: G   **New York Stock Exchange: GG**

(All Amounts in $US unless stated otherwise)

GOLDCORP ANNOUNCES NEW CREDIT FACILITY

VANCOUVER, BRITISH COLUMBIA, November 23, 2011 – GOLDCORP INC. **(TSX: G, NYSE: GG)** today announced that it has entered into a $2.0 billion credit facility with a syndicate of 15 lenders.

The credit facility replaces the Company's existing $1.5 billion credit facility. It is intended to be used to finance growth opportunities and for general corporate purposes. The floating rate facility is unsecured and amounts drawn are required to be financed or repaid by November 23, 2016.

"Coupled with Goldcorp's excellent balance sheet and accelerating cash flows, this expanded credit facility enhances our overall funding flexibility as we develop our leading pipeline of gold growth projects," said Lindsay Hall, Goldcorp Executive Vice-President and Chief Financial Officer.

For the facility, BMO Capital Markets acted as Co-Lead Arranger, Joint Bookrunner and Administrative Agent and Scotia Capital and Canadian Imperial Bank of Commerce acted as Co-Lead Arrangers, Joint Bookrunners and Syndication Agents.

Goldcorp is one of the world's fastest growing senior gold producers. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. ("Goldcorp"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such

For further information, please contact:

Jeff Wilhoit

Vice President, Investor Relations

Goldcorp Inc.

Telephone: (604) 696-3074

Fax: (604) 696-3001

E-mail: info@goldcorp.com

website: www.goldcorp.com